UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

KENNEDY-WILSON HOLDINGS, INC.
(Name of Issuer)

Kennedy-Wilson Holdings, Inc.
Kona Bidco, LLC
Kona Intermediateco, LLC
Kona Management Holdco, LLC
William J. McMorrow
William J. McMorrow Revocable Trust
In Ku Lee
Matthew Windisch
Fairfax Financial Holdings Limited
V. Prem Watsa
The Second 810 Holdco Ltd.
The Second 1109 Holdco Ltd.
The Sixty Two Investment Company Limited
Hamblin Watsa Investment Counsel Ltd.
FFHL Group Ltd.
Fairfax (Barbados) International Corp.
Wentworth Insurance Company Ltd.
Fairfax (US) Inc.
Resolution Group Reinsurance (Barbados) Limited
Odyssey Group Holdings, Inc.
Odyssey Reinsurance Company
Odyssey Reinsurance (Barbados) Ltd.
Crum & Forster Holdings Corp.
United States Fire Insurance Company
The North River Insurance Company
TIG Insurance Company
Northbridge General Insurance Corporation
Northbridge Financial Corporation
Zenith National Insurance Corp.
Zenith Insurance Company
1102952 B.C. Unlimited Liability Company
Allied World Assurance Company Holdings, Ltd
Allied World Assurance Company Holdings I, Ltd
Allied World Assurance Company, Ltd
Allied World Assurance Holdings (Ireland) Ltd
Allied World Assurance Company (Europe) dac
Allied World Assurance Holdings (U.S.) Inc.
Allied World Insurance Company
AW Underwriters Inc.
Allied World Specialty Insurance Company

Allied World Surplus Lines Insurance Company
Allied World Assurance Company (U.S.) Inc.
CRC Reinsurance Limited
Newline Holdings UK Limited
Newline Corporate Name Limited
Fairfax UK Holdings Limited
Brit Group Holdings Limited
Brit Insurance Holdings Limited
Brit Syndicates Limited
Brit Reinsurance (Bermuda) Limited
Federated Insurance Company of Canada
Hudson Insurance Company
Hudson Excess Insurance Company
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of class of Securities)
489398107
(CUSIP Number of Class of Securities)

Kennedy-Wilson Holdings, Inc. 151 South El Camino Drive Beverly Hills, CA 90212 (310) 887-6400
Kona Bidco, LLC
Kona Intermediateco, LLC
Kona Management Holdco, LLC
William J. McMorrow
William J. McMorrow Revocable Trust
In Ku Lee
Matthew Windisch
151 South El Camino Drive
Beverly Hills, CA 90212
(310) 887-6400

Fairfax Financial Holdings Limited
V. Prem Watsa
The Second 810 Holdco Ltd.
The Second 1109 Holdco Ltd.
The Sixty Two Investment Company Limited
Hamblin Watsa Investment Counsel Ltd.
FFHL Group Ltd.
Fairfax (Barbados) International Corp.
Wentworth Insurance Company Ltd.
Fairfax (US) Inc.
Resolution Group Reinsurance (Barbados) Limited
Odyssey Group Holdings, Inc.
Odyssey Reinsurance Company
Odyssey Reinsurance (Barbados) Ltd.
Crum & Forster Holdings Corp.
United States Fire Insurance Company
The North River Insurance Company
TIG Insurance Company
Northbridge General Insurance Corporation
Northbridge Financial Corporation
Zenith National Insurance Corp.
Zenith Insurance Company
1102952 B.C. Unlimited Liability Company
Allied World Assurance Company Holdings, Ltd
Allied World Assurance Company Holdings I, Ltd
Allied World Assurance Company, Ltd
Allied World Assurance Holdings (Ireland) Ltd
Allied World Assurance Company (Europe) dac
Allied World Assurance Holdings (U.S.) Inc.
Allied World Insurance Company
AW Underwriters Inc.
Allied World Specialty Insurance Company

Allied World Surplus Lines Insurance Company
Allied World Assurance Company (U.S.) Inc.
CRC Reinsurance Limited
Newline Holdings UK Limited
Newline Corporate Name Limited
Fairfax UK Holdings Limited
Brit Group Holdings Limited
Brit Insurance Holdings Limited
Brit Syndicates Limited
Brit Reinsurance (Bermuda) Limited
Federated Insurance Company of Canada
Hudson Insurance Company
Hudson Excess Insurance Company
95 Wellington Street West, Suite 802
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Julian Kleindorfer
Latham & Watkins LLP
355 South Grand Avenue, Suite 400
(212) 906-1200

Faiza J. Saeed
Cole DuMond
Alexander E. Greenberg
Cravath, Swaine and Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
(212) 474-1000
Gordon Moodie Emily F. Huang Eric T. Juergens Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6000	Sean Skiffington Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”), which amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2026 (as amended by Amendment No. 2 filed with the SEC on May 5, 2026 and Amendment No. 1 filed with the SEC on April 27, 2026, together with the exhibits hereto, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Kennedy-Wilson Holdings, Inc., a Delaware corporation (the “Company”), (ii) Kona Bidco, LLC, a Delaware limited liability company (“Parent”), (iii) Kona Intermediateco, LLC, a Delaware limited liability company (“Intermediateco”), (iv) Kona Management Holdco, LLC, a Delaware limited liability company (“Holdco”), (v) William J. McMorrow, a natural person, (vi) William J. McMorrow Revocable Trust, a trust organized in California, (vii) In Ku Lee, a natural person, (viii) Matthew Windisch, a natural person, (ix) Fairfax Financial Holdings Limited, a corporation organized under the laws of Canada (“Fairfax”), (x) V. Prem Watsa, a natural person, (xi) The Second 810 Holdco Ltd., a corporation incorporated under the laws of Canada, (xii) The Second 1109 Holdco Ltd., a corporation incorporated under the laws of Canada, (xiii) The Sixty Two Investment Company Limited, a corporation incorporated under the laws of British Columbia, (xiv) Hamblin Watsa Investment Counsel Ltd., a corporation incorporated under the laws of Canada, (xv) FFHL Group Ltd., a corporation incorporated under the laws of Canada, (xvi) Fairfax (Barbados) International Corp., a corporation incorporated under the laws of Barbados, (xvii) Wentworth Insurance Company Ltd, a corporation incorporated under the laws of Barbados, (xviii) Fairfax (US) Inc., a corporation incorporated under the laws of Delaware, (xix) Resolution Group Reinsurance (Barbados) Limited, a corporation incorporated under the laws of Barbados, (xx) Odyssey Group Holdings, Inc., a corporation incorporated under the laws of Delaware, (xxi) Odyssey Reinsurance Company, a corporation incorporated under the laws of Connecticut, (xxii) Odyssey Reinsurance (Barbados) Ltd., a corporation incorporated under the laws of Barbados, (xxiii) Crum & Forster Holdings Corp., a corporation incorporated under the laws of Delaware, (xxiv) United States Fire Insurance Company, a corporation incorporated under the laws of Delaware, (xxv) The North River Insurance Company, a corporation incorporated under the laws of New Jersey, (xxvi) TIG Insurance Company, a corporation incorporated under the laws of California, (xxvii) Northbridge General Insurance Corporation, a corporation incorporated under the laws of Canada, (xxviii) Northbridge Financial Corporation, a corporation incorporated under the laws of Canada, (xxix) Zenith National Insurance Corp., a corporation incorporated under the laws of Delaware, (xxx) Zenith Insurance Company, a corporation incorporated under the laws of California, (xxxi) 1102952 B.C. Unlimited Liability Company, a corporation incorporated under the laws of British Columbia, (xxxii) Allied World Assurance Company Holdings, Ltd, a corporation incorporated under the laws of Bermuda, (xxxiii) Allied World Assurance Company Holdings I, Ltd, a corporation incorporated under the laws of Bermuda, (xxxiv) Allied World Assurance Company, Ltd, a corporation incorporated under the laws of Bermuda, (xxxv) Allied World Assurance Holdings (Ireland) Ltd, a corporation incorporated under the laws of Bermuda, (xxxvi) Allied World Assurance Company (Europe) dac, a corporation incorporated under the laws of Ireland, (xxxvii) Allied World Assurance Holdings (U.S.) Inc., a corporation incorporated under the laws of Delaware, (xxxviii) Allied World Insurance Company, a corporation incorporated under the laws of New Hampshire, (xxxix) AW Underwriters Inc., a corporation incorporated under the laws of Delaware, (xl) Allied World Specialty Insurance Company, a corporation incorporated under the laws of Delaware, (xli) Allied World Surplus Lines Insurance Company, a corporation incorporated under the laws of Arkansas, (xlii) Allied World Assurance Company (U.S.) Inc., a corporation incorporated under the laws of Delaware, (xliii) CRC Reinsurance Limited, a corporation incorporated under the laws of Barbados, (xliv) Newline Holdings UK Limited, a corporation incorporated under the laws of England and Wales, (xlv) Newline Corporate Name Limited, a corporation incorporated under the laws of England and Wales, (xlvi) Fairfax UK Holdings Limited, a corporation incorporated under the laws of England and Wales, (xlvii) Brit Group Holdings Limited, a corporation incorporated under the laws of England and Wales, (xlviii) Brit Insurance Holdings Limited, a corporation incorporated under the laws of England and Wales, (xlix) Brit Syndicates Limited, a corporation incorporated under the laws of England and Wales, (l) Brit Reinsurance (Bermuda) Limited, a corporation incorporated under the laws of Bermuda, (li) Federated Insurance Company of Canada, a corporation incorporated under the laws of Canada, (lii) Hudson Insurance Company, a corporation incorporated under the laws of Delaware, and (liii) Hudson Excess Insurance Company, a corporation incorporated under the laws of Delaware (clauses (ix)-(lii), the “Fairfax Filing Parties”).

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of February 16, 2026 (including all exhibits and documents attached thereto, and as amended, the “Merger Agreement”), by and among the Company, Parent and Kona Merger Subsidiary, Inc. (“Merger Sub”). On June 16, 2026, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Company”). William J. McMorrow, William J. McMorrow Revocable Trust, Matthew Windisch, In Ku Lee and certain affiliates of Fairfax that were securityholders of the Company (the “Consortium Parties”) hold indirect equity interests in the Surviving Company through their ownership interests in Parent or Holdco, as applicable. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person. Additionally, on June 5, 2026, Parent formed Intermediateco, a direct wholly owned subsidiary of Parent, and Parent transferred the shares of Merger Sub to Intermediateco immediately prior to the effective time of the Merger (the “Effective Time”) on June 16, 2026.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth in this Final Amendment, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On May 5, 2026, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, which was further amended and supplemented by the filing of definitive additional materials under Regulation 14A on June 4, 2026. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(1) and is also included as Annex A-1 to the Proxy Statement and incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS

The total amount of cash consideration payable to the Company's equityholders at closing in connection with the Merger and pursuant to the Merger Agreement was approximately $1.6 billion, which was provided and/or arranged by affiliates of the Consortium through a combination of equity and $1.3 billion of debt financing, in respect of which debt financing Fairfax has agreed to provide a stand-by guarantee.

ITEM 15. ADDITIONAL INFORMATION

(c)	Other material information. Item 15(c) is hereby amended and supplemented as follows:

On June 10, 2026, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the Merger Agreement.

On June 16, 2026, pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a subsidiary of Parent. On June 16, 2026, the Company filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective.

At the Effective Time, and as a result of the Merger:

(a)
each share of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”) outstanding immediately prior to the Effective Time (other than (i) shares held in the treasury of the Company or owned by any wholly owned subsidiary of the Company, (ii) shares held, directly or indirectly, by Parent or Merger Sub or any of their wholly owned subsidiaries (which were automatically canceled without any conversion thereof and no payment or distribution was made thereto), (iii) Rollover Shares (as defined in the Merger Agreement), and (iv) shares of Company Common Stock owned by stockholders of the Company who had validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (collectively, “Dissenting Shares”)) was automatically canceled and converted into the right to receive $10.90 in cash per share, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law;

(b)
each Rollover Share was contributed to Parent or Holdco, as applicable, in exchange for limited liability company units or other securities of Parent or Holdco (which thereafter contributed such shares to Parent in exchange for limited liability company units or other securities of Parent in accordance with the limited liability company agreement of Parent), as applicable, in accordance with the Rollover Agreements (as defined in the Merger Agreement);

(c)
(i) each restricted stock unit subject to service-based vesting conditions (each, a “Company RSU”) and each restricted stock unit subject to performance-based vesting conditions (each, a “Company PSU”) granted pursuant to the Plan (other than any Canceled RSUs/PSUs (as defined below)) that was outstanding as of immediately prior to the Effective Time automatically vested in full, to the extent unvested, and was canceled and converted into the right to receive a lump-sum cash payment, without interest, equal to the product obtained by multiplying (x) the total number of shares underlying such Company RSU or Company PSU, as applicable, by (y) the Merger Consideration, plus any accrued unpaid dividend equivalents thereon, subject to any required withholding of taxes; provided that, in the case of Company PSUs, the total number of shares underlying such Company PSU was determined based on target level achievement of the applicable performance goals. At the Effective Time, each Company PSU and Company RSU that was subject to any Rollover Agreement (each, a “Canceled RSU/PSU”) was automatically canceled, entitling the holder thereof to a cash payment with respect to accrued and unpaid dividend equivalents with respect thereto;

(d)
each share of 5.75% Series A Cumulative Perpetual Convertible Preferred Stock outstanding immediately prior to the Effective Time was redeemed by the Company immediately prior to the Effective Time in accordance with the terms and conditions of that certain Certificate of Designations Establishing the Company Series A Preferred Stock, dated as of November 7, 2019; and

(e)
each share of 4.75% Series B Cumulative Perpetual Preferred Stock (the “Company Series B Preferred Stock”) and 6.00% Series C Cumulative Perpetual Preferred Stock (the “Company Series C Preferred Stock”) outstanding immediately prior to the Effective Time remained outstanding in accordance with the terms and conditions of, as applicable, that certain Certificate of Designations Establishing the Company Series B Preferred Stock, dated as of March 8, 2022 (the “Series B Certificate of Designations”) and that certain Certificate of Designations Establishing the Company Series C Preferred Stock, dated as of June 15, 2023 (the “Series C Certificate of Designations”) and represented shares of Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, of the Surviving Company on the terms set forth in the Series B Certificate of Designations or the Series C Certificate of Designations, as applicable.

Immediately prior to the closing of the Merger, Parent and the applicable holders elected to cancel, and did cancel, each warrant issued in connection with the Company Series B Preferred Stock pursuant to that certain Warrant Agreement, dated as of March 8, 2022 (collectively, the “Company Series B Warrants”) and issued in connection with the Company Series C Preferred Stock pursuant to that certain Warrant Agreement, dated as of June 16, 2023 (collectively, the “Company Series C Warrants” and, together with the Company Series B Warrants, the “Company Warrants”), for no consideration in accordance with the Merger Agreement.

Prior to the opening of trading on June 16, 2026, the Company notified The New York Stock Exchange (“NYSE”) that the Merger had been completed and that a certificate of merger had been filed with the Secretary of State of the State of Delaware, and requested that NYSE suspend trading of the Company Common Stock on NYSE prior to the opening of trading on June 16, 2026. Trading of the Company Common Stock on NYSE was halted prior to the opening of trading on June 16, 2026. The Company also requested that NYSE file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to effect the delisting of all the Company Common Stock from NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, the Company Common Stock will no longer be listed on NYSE.

Upon effectiveness of the Form 25, the Company intends to file a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act with the SEC, requesting the termination of registration of the Company Common Stock and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all the Company Common Stock and post-effective amendments to its registration statements on Forms S-1/A, S-3 and S-8, terminating the registration of Company securities underlying such registration statements, including the Company Common Stock.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Kennedy-Wilson Holdings, Inc. (included in the Schedule 14A filed on May 5, 2026 and incorporated herein by reference).
(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(3)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(5)	Current Report on Form 8-K, dated February 17, 2026, and incorporated herein by reference
(a)(6)	Joint Press Release, dated February 17, 2026 (incorporated herein by reference to Exhibit 99.1 to the Company Current Report on Form 8-K, filed with the SEC on February 17, 2026).
(a)(7)	Definitive Additional Materials to the Proxy Statement of Kennedy-Wilson Holdings, Inc. (included in the Schedule 14A filed on June 4, 2026 and incorporated herein by reference).
(a)(8)	Current Report on Form 8-K, dated June 10, 2026, and incorporated herein by reference.
(a)(9)	Current Report on Form 8-K, dated June 16, 2026, and incorporated herein by reference.
(a)(10)	Press Release, dated June 16, 2026 (incorporated herein by reference to Exhibit 99.1 to the Company Current Report on Form 8-K, filed with the SEC on June 16, 2026).
(b)	None.
(c)*	Opinion of Moelis & Company LLC, dated February 16, 2026 (included as Annex C to the Proxy Statement and incorporated herein by reference).
(c)(1)*	Discussion Materials of Moelis & Company LLC for the Special Committee, dated November 17, 2025
(c)(2)*	Discussion Materials of Moelis & Company LLC for the Special Committee, dated November 24, 2025
(c)(3)†*	Discussion Materials of Moelis & Company LLC for the Special Committee, dated December 23, 2025
(c)(4)†*	Discussion Materials of Moelis & Company LLC for the Special Committee, dated January 12, 2026
(c)(5)*	Discussion Materials of Moelis & Company LLC for the Special Committee, dated January 19, 2026
(c)(6)†*	Discussion Materials of Moelis & Company LLC for the Special Committee, dated February 16, 2026
(d)(1)*
Agreement and Plan of Merger, dated as of February 16, 2026, by and among Kona Bidco, LLC, Kona Merger Subsidiary, Inc. and Kennedy-Wilson Holdings, Inc. (included as Annex A-1 to the Proxy Statement and incorporated herein by reference).

(d)(2)*
Voting and Support Agreement, dated as of February 16, 2026, by and among Kennedy-Wilson Holdings, Inc. and the Security Holders set forth therein (included as Annex B-1 to the Proxy Statement and incorporated herein by reference).

(d)(3)*
Voting and Support Agreement, dated as of February 16, 2026, by and among Kennedy-Wilson Holdings, Inc., Hamblin Watsa Investment Counsel Ltd. and the Security Holders set forth therein (included as Annex B-2 to the Proxy Statement and incorporated herein by reference).

(d)(4)*
Equity Commitment Letter, dated February 16, 2026, by and among Fairfax Financial Holdings Limited, Kona Bidco, LLC and Kona Merger Subsidiary, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(5)*	Rollover Agreement, dated as of February 16, 2026, by and among Kona Bidco, LLC and the other parties thereto (included as Annex D-1 to the Proxy Statement and incorporated herein by reference).
(d)(6)*
Rollover Agreement, dated as of February 16, 2026, by and among Kona Bidco, LLC, Kona Management Holdco, LLC and the other parties thereto (included as Annex D-2 to the Proxy Statement and incorporated herein by reference).

(d)(7)*
Joint Bidding Agreement, dated as of November 4, 2025, by and among Kona Management Holdco, LLC, Fairfax Financial Holdings Limited and the other Investors set forth therein (included as Annex F-1 to the Proxy Statement and incorporated herein by reference).

(d)(8)*
Side Letter to Joint Bidding Agreement, dated as of February 16, 2026, by and among Kona Management Holdco, LLC, Fairfax Financial Holdings Limited and the other Investors set forth therein (included as Annex F-2 to the Proxy Statement and incorporated herein by reference).

(d)(9)*	Joinder to Joint Bidding Agreement, dated as of February 24, 2026, by and among Kona Management Holdco, LLC, Odyssey Reinsurance Company and Odyssey Reinsurance (Barbados) Ltd.
(d)(10)*
Joinder to Voting and Support Agreement, dated as of February 24, 2026, by and between Kennedy-Wilson Holdings, Inc. and Hamblin Watsa Investment Counsel Ltd., in its capacity as investment manager and/or pursuant to a power of attorney on behalf of Odyssey Reinsurance Company and Odyssey Reinsurance (Barbados) Ltd.

(d)(11)*
Joinder to Rollover Agreement, dated as of February 24, 2026, by and between Kona Bidco, LLC and Hamblin Watsa Investment Counsel Ltd., in its capacity as investment manager and/or pursuant to a power of attorney on behalf of Odyssey Reinsurance Company and Odyssey Reinsurance (Barbados) Ltd.

(d)(12)*
Amendment to Agreement and Plan of Merger, dated as of March 15, 2026, by and among Kona Bidco, LLC, Kona Merger Subsidiary, Inc. and Kennedy-Wilson Holdings, Inc. (included as Annex A-2 to the Proxy Statement and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware.
(g)	None.
107*	Filing Fee Table.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

* Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on March 20, 2026.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 16, 2026

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
Name:	Justin Enbody
Title:	Chief Financial Officer

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KONA BIDCO, LLC

By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Chief Executive Officer

KONA INTERMEDIATECO, LLC

By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Chief Executive Officer

KONA MANAGEMENT HOLDCO, LLC

By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Chief Executive Officer

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILLIAM J. MCMORROW REVOCABLE TRUST
By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Trustee

/s/ William J. McMorrow
William J. McMorrow

/s/ In Ku Lee
In Ku Lee

/s/ Matthew Windisch
Matthew Windisch

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HAMBLIN WATSA INVESTMENT COUNSEL LTD., on behalf of all of the Fairfax Filing Parties

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer